

UNITED STATES
SECURITIES AND EXCHANGE COMMISSION
WASHINGTON, D.C. 20549

DIVISION OF
CORPORATION FINANCE

May 9, 2025

Jeb Spencer
Chief Executive Officer
Southport Acquisition Corp
268 Post Road Suite 200
Fairfield, CT 06824

Neal Harmon
Chief Executive Officer
Angel Studios, Inc.
295 W Center St.
Provo, UT 84601

> **Re: Southport Acquisition Corp**
> **Amendment No. 2 to Registration Statement on Form S-4**
> **Filed April 22, 2025**
> **File No. 333-283151**

Dear Jeb Spencer and Neal Harmon:

We have reviewed your amended registration statement and have the following comments.

Please respond to this letter by amending your registration statement and providing the requested information. If you do not believe a comment applies to your facts and circumstances or do not believe an amendment is appropriate, please tell us why in your response.

After reviewing any amendment to your registration statement and the information you provide in response to this letter, we may have additional comments. Unless we note otherwise, any references to prior comments are to comments in our March 13, 2025 letter.

Amendment No. 2 to Registration Statement on Form S-4 filed April 22, 2025

Summary of the Joint Proxy Statement/Prospectus, page 34

1.   Update your disclosure regarding your bitcoin treasury strategy to quantify the amount of bitcoin used as collateral for borrowings since December 31, 2024. Also, where you discuss your strategy, disclose your policies governing when you exchange your cash for bitcoin and when you monetize your bitcoin. If future bitcoin purchases

will be executed using a time-weighted average price over a pre-arranged time period, revise to disclose as much. In addition, disclose whether you have policies governing the percentage of your treasury holdings that will be held as bitcoin. In this regard, your risk factor disclosure simply states that you "intend to purchase a significant amount of additional bitcoin in future periods and significantly increase [y]our overall holdings of bitcoin."

Risk Factors
Risks Relating to ASI's Bitcoin Treasury Strategy, page 96

2. Enhance your risk factor disclosure to describe any material financing, liquidity, or other risks you face related to the impact that a crypto asset market disruption may have, directly or indirectly, on the value of the bitcoin you elect to use as collateral.

3. We note your disclosure about the risk of non-performance by counterparties, such as your bitcoin custodian. In an appropriate place in your registration statement, disclose the material aspects of the bitcoin custody agreement, including how the custodian stores the private keys, including whether they are commingled with assets of other customers and the geographic area where they will be stored, whether the custodian carries insurance for any losses of the bitcoin it custodies for you and identify who will have access to the private key information and disclose whether any entity will be responsible for verifying the existence of the bitcoin.

4. Please describe anti-money laundering (AML), know-your-customer (KML) and other procedures conducted by you and the liquidity provider to mitigate transaction risk, including whether a transaction counterparty is subject to sanctions and is otherwise in compliance with applicable laws and regulations. Also add risk factor disclosure describing the risks of that these due diligence procedures may fail to prevent transactions with a sanctioned entity and the impact if such a transaction occurs.

Background to the Business Combination, page 167

5. We note your response and revisions to prior comment 5. As previously requested, revise to disclose ASI's projected revenue growth and quantify the "proportional increase" referenced in your disclosure as it relates to Angel Guild Membership revenue. Disclose and quantify how Oppenheimer applied "such multiples to ASI's expected revenue growth from the projected increase in paid Angel Guild members." In this regard, explain the basis for ASI's projected increase in Angel Guild paid memberships to at least one million in 2025, as such amount appears to exceed what you describe as a "proportional increase" in historical memberships. Considering Oppenheimer's analysis included ASI's revenues from theatrical releases, revise to provide ASI's projected revenue growth from such source. Quantify the "additional value" Oppenheimer estimated for ASI based upon ASI's bitcoin holdings. As previously requested, disclose whether or not ASI has affirmed to SAC that its projections reflect the view of ASI's management or board of directors (or similar governing body) about its future performance as of the most recent practicable date prior to the date of the disclosure document required to be disseminated to security holders. Refer to Item 1609 of Regulation S-K.

6.   We note your revised disclosure pursuant to prior comment 6. Revise to discuss how representatives of SAC supported an equity value for ASI of at least $1.5 billion, considering the Oppenheimer analysis seems to support a pre-money enterprise value of $1.0 billion. Describe in further detail the financial analysis conducted to support this amount including the "comparable public equity trading valuations and private investment valuations, including both companies in the entertainment industry as well as companies operating under a recurring revenue model." Elaborate upon the publicly available information on private financings such as Legendary Entertainment and A24 Films. Also, elaborate upon how SAC concluded that Netflix was the best comparable publicly-traded company for ASI despite the fact that Netflix is significantly larger in terms of library of content, number of subscribers, and revenues.

U.S. Federal Income Tax Considerations, page 233

7.   We note your disclosure on page 238 that "the qualification of the Business Combination as a reorganization depends on numerous facts and circumstances, some of which may not be known as of the Closing Date, and on certain actions and transactions that may occur after the Closing." Your disclosure suggests that counsel's ability to render a tax opinion is dependent upon factual, rather than legal, uncertainty. If so, such uncertainty should not prevent counsel from being able to provide a "should" or "more likely than not" opinion that assumes the relevant fact(s) and discloses the factual assumptions upon which the opinion is based. Please revise to provide a tax opinion. Refer to Staff Legal Bulletin No. 19.

Unaudited Pro Forma Condensed Combined Financial Information, page 241

8.   Please provide us with a complete accounting analysis, citing authoritative literature used to reach your conclusions, of the transactions noted in notes 3(ddd), 3(eee), 4(bbb) and 4(ccc).

3. Adjustments to the Unaudited Pro Forma Condensed Combined Balance Sheet as of December 31, 2024, page 255

9.   Please tell us if the expected issuance of shares noted in footnote (ccc) has occurred, and if not, how you determined it is probable. Refer to Rule 11-01(a)(8) of Regulation S-X.

10.   We note your response to prior comment 11. The proceeds raised from the transaction, accounted for as a reverse recapitalization, appear to be the cash from SAC. It's unclear why you believe deemed proceeds are relevant in your analysis. Please revise to record any ASI transaction costs in excess of SAC's cash outside of additional paid-in capital, or further explain your current treatment. Refer to SAB Topic 5.A.

Legal Proceedings, page 305

11.   We note that according to current and periodic reports filed by Slingshot USA LLC, Slingshot USA, LLC has recently initiated legal proceedings against you for material breaches of their Content Distribution Agreement, copyright infringement, and unauthorized exploitation of Slingshot's intellectual property relating to the animated series *Young David* and forthcoming companion film *David.* If true, please revise your

disclosure to include this lawsuit. Explain why the notes to your financial statements reference a proposed acquisition of Slingshot USA, LLC.

Liquidity and Capital Resources, page 313

12. We note your disclosure that you finance marketing activities for theatrical releases through P&A loan agreements with individual and institutional investors. Revise to also acknowledge your Regulation A offerings tailored to specific releases, the proceeds received from such offerings and use of proceeds to date. If your references to "crowdfunding" are to your Regulation A offerings, revise to clarify.

Loan Agreement , page 344

13. You disclose that your "description of the Amended P&A Loan Agreement is not complete and is subject to and qualified in its entirety by reference to the P&A Loan Agreement and the P&A Loan Agreement Amendment." As you are responsible for the accuracy of the information in the filing, this type of qualification is inappropriate. Please revise accordingly.

Please contact Valeria Franks at 202-551-7705 or Joel Parker at 202-551-3651 if you have questions regarding comments on the financial statements and related matters. Please contact Scott Anderegg at 202-551-3342 or Mara Ransom at 202-551-3264 with any other questions.

Sincerely,

Division of Corporation Finance
Office of Trade & Services

cc: Raaj Narayan
        Mark Bonham